FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          DECEMBER 2006

Commission File Number:    000-50422


                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)


   711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6B 1N2
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]           No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

                                TABLE OF CONTENTS

Document 1        NEWS RELEASE DATED DECEMBER 7, 2006

Document 2        MATERIAL CHANGE REPORT DATED DECEMBER 7, 2006

                                                                      DOCUMENT 1

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222

FOR IMMEDIATE RELEASE                                     www.amadorgoldcorp.com
December 7, 2006                                                       TSXV: AGX

AMADOR GOLD CORP. (TSXV: AGX) is pleased to announce that it has arranged a private placement for up to $960,000 through the sale of approximately 8,000,000 units. The financing will consist of both flow-through and non flow-through units priced at $0.12 per unit. Each of the units will consist of either one flow through or non-flow through common share and one non-flow through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

In accordance with Exchange policies, finder's fee may be paid on a portion of the funds raised. The private placement is subject to regulatory approval.

The financing is being done prior to the spinoff of its wholly owned subsidiary Diamondcorp Resources Inc. announced on July 12, 2006 and approved by Company shareholders on September 21, 2006. Placees, therefore, will receive shares of Diamondcorp Resources Inc. when the spinoff is completed. The Company anticipates effecting the spinoff upon completion of the financing.

The proceeds of the private placement will be used for exploration of the Company's Ontario properties and for general working capital.


AMADOR GOLD CORP.
ON BEHALF OF THE BOARD


/S/ RICHARD W. HUGHES
---------------------
Richard W. Hughes
President

FURTHER    INFORMATION   CAN   BE   FOUND   ON   THE   COMPANY'S   WEB-SITE   AT
www.amadorgoldcorp.com

  The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 2
                             MATERIAL CHANGE REPORT


TO:      British Columbia Securities Commission
         Alberta Securities Commission
         TSX Venture Exchange


ITEM 1. NAME AND ADDRESS OF COMPANY - Amador Gold Corp., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

ITEM 2.  DATE OF MATERIAL CHANGE - December 7, 2006.

ITEM 3.  NEWS RELEASE - News Release issued December 7, 2006, at Vancouver, BC.

ITEM 4. SUMMARY OF MATERIAL CHANGE - Amador Gold Corp. (TSXV: AGX) is pleased to announce that it has arranged a private placement for up to $960,000 through the sale of approximately 8,000,000 units.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE - Amador Gold Corp. (TSXV: AGX) is pleased to announce that it has arranged a private placement for up to $960,000 through the sale of approximately 8,000,000 units. The financing will consist of both flow-through and non flow-through units priced at $0.12 per unit. Each of the units will consist of either one flow through or non-flow through common share and one non-flow through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

         In accordance with Exchange policies, finder's fee may be paid on a portion of the funds raised. The private placement is subject to regulatory approval.

         The financing is being done prior to the spinoff of its wholly owned subsidiary Diamondcorp Resources Inc. announced on July 12, 2006 and approved by Company shareholders on September 21, 2006. Placees, therefore, will receive shares of Diamondcorp Resources Inc. when the spinoff is completed. The Company anticipates effecting the spinoff upon completion of the financing.

         The proceeds of the private placement will be used for exploration of the Company's Ontario properties and for general working capital.

ITEM 6. RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 - Not applicable.

ITEM 7. OMITTED INFORMATION - The undersigned is aware of no information of a material nature that has been omitted.

ITEM 8. EXECUTIVE OFFICER - Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

ITEM 9. DATE OF REPORT - Dated at Vancouver, British Columbia, this 7th day of December, 2006.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           AMADOR GOLD CORP.
                                           (Registrant)

Date:    December 11, 2006                  BY: /S/ BEVERLY J. BULLOCK
                                                --------------------------------
                                                Beverly J. Bullock,
                                                Corporate Secretary